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[US BANCORP LOGO]
   Asset Management

                                    Filed by U.S. Bancorp Asset Management, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                   Subject Company: American Strategic Income Portfolio Inc.-III
                                                         SEC File No.: 811-07444



FOR IMMEDIATE RELEASE               CONTACT:       Cheryl Stone
                                                   Public Relations Manager
                                                   U.S. Bancorp Asset Management
                                                   612-303-5657

                 AMERICAN STRATEGIC INCOME PORTFOLIO INC. (ASP),
               AMERICAN STRATEGIC INCOME PORTFOLIO INC.-II (BSP),
               AMERICAN STRATEGIC INCOME PORTFOLIO INC.-III (CSP)
                    AND AMERICAN SELECT PORTFOLIO INC. (SLA)
                   ANNOUNCE REVISED REORGANIZATION AGREEMENT


     MINNEAPOLIS - November 21, 2002 - American Strategic Income Portfolio Inc.
(ASP), American Strategic Income Portfolio Inc.-II (BSP), American Strategic Income Portfolio Inc.-III (CSP) and American Select Portfolio Inc. (SLA) (collectively, the "Funds") announced today that they signed today an amended and restated plan and agreement of reorganization to the plan of reorganization originally dated as of March 20, 2002.

     The amended agreement signed today does not change the core of the March 20, 2002 agreement which contemplated (i) the merger of the Funds into First American Strategic Real Estate Portfolio, Inc., a newly-organized, specialty finance company that will elect to be taxed as a real estate investment trust for federal income tax purposes (the "REIT") and (ii) the conversion of Fund shares into REIT shares based on an equivalent net asset value basis. The amended agreement does, however, offer shareholders of each Fund who prefer not to receive REIT shares the additional option to exchange their Fund shares for shares of First American Strategic Income Portfolio Inc., a newly-formed closed-end mutual fund (the "New Fund") with investment objectives and strategies which are substantially similar to those of the existing Funds. Like the exchange for REIT shares, this exchange also would take place based on an equivalent net asset value basis. The maximum number of shares that may be exchanged for New Fund shares is subject to an aggregate cap equal to 49% of the outstanding shares of each Fund reduced by any amounts set aside for statutory dissenters' appraisal rights under Minnesota law. When the transaction is completed, the Funds' assets and liabilities will be allocated between the REIT and the New Fund based on the relative net asset values attributable to Fund shareholders receiving REIT shares and those receiving New Fund shares.

     The shareholders' option to elect to receive New Fund shares replaces the shareholders' option, under the original reorganization agreement, to elect to receive cash in an amount equal to the net asset value of their Fund shares instead of REIT shares, subject to an aggregate cap equal to 15% of the outstanding shares of each Fund. This change is being made in response to suggestions by Fund shareholders concerning the transaction in its original form.

     After completion of the reorganization, both the REIT and the New Fund would be

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advised by U.S. Bancorp Asset Management, Inc., which also acts as investment advisor to the existing Funds. The REIT would be exempt from the registration requirements of the Investment Company Act of 1940, as amended (the "Investment Company Act"). However, the New Fund, like the Existing Funds, would be subject to registration and regulation under the Investment Company Act. The receipt of REIT shares (but not of New Fund shares) by Fund shareholders in the reorganization is expected generally to be tax-free.

     The agreement of reorganization as revised has been approved by the Funds' boards of directors. Participation by any Fund in the reorganization is subject to a number of conditions, including approval by the shareholders of that Fund; receipt by the Funds of an exemptive order from the United States Securities and Exchange Commission (the "SEC"); the registration under the Securities Act of 1933, as amended, of the REIT shares and the New Fund shares to be issued in the reorganization; and the listing of the REIT shares on the New York Stock Exchange and the listing of New Fund shares on the American Stock Exchange. In addition, for any Fund to participate, the reorganization must be approved by shareholders of Funds that have, in the aggregate, net assets of at least $200 million, net of any assets to be allocated to the New Fund and net of cash payments to any holders exercising their statutory dissenters' appraisal rights.

     The Funds have been advised in this transaction by Friedman, Billings, Ramsey & Co., Inc.

     THE REIT HAS FILED A REGISTRATION STATEMENT ON FORM S-4 AND AMENDMENT NO. 1 THERETO WITH THE SEC, WHICH INCLUDES A JOINT PROXY STATEMENT OF THE FUNDS AND A PROSPECTUS OF THE REIT, EACH IN PRELIMINARY FORM. THE REIT AND THE NEW FUND WILL BE FILING OTHER RELEVANT DOCUMENTS, INCLUDING AN ADDITIONAL AMENDMENT TO THE REGISTRATION STATEMENT ON FORM S-4, CONCERNING THE TRANSACTION WITH THE SEC. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV. IN ADDITION, DOCUMENTS FILED BY THE FUNDS, THE REIT AND THE NEW FUND WILL BE AVAILABLE FREE OF CHARGE FROM INVESTOR SERVICES, U.S. BANCORP ASSET MANAGEMENT, INC., 800 NICOLLET MALL, MINNEAPOLIS, MINNESOTA 55402, TELEPHONE: 800-677-FUND.

     PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE REORGANIZATION.

     THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

     Each of the Funds and its board of directors and executive officers and U.S. Bancorp Asset Management, Inc. and its executive officers may be deemed to be participants in the solicitation of proxies from Fund shareholders in favor of the reorganization. It is expected that


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certain current officers of U.S. Bancorp Asset Management, Inc. will be executive officers and directors of the REIT. Information regarding the interests of the Funds' officers and directors in the transaction will be included in the joint proxy statement/prospectus. Information regarding the interests of U.S. Bancorp Asset Management, Inc. and its officers and directors in the transaction also will be included in the joint proxy statement/prospectus. In addition to the joint proxy statement/prospectus to be mailed to the shareholders of the Funds in connection with the transaction, each Fund files proxy and information statements and other reports with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on the public reference room. The reports, statements and other information filed by the Funds with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from U.S. Bancorp Asset Management, Inc. as set forth above.

     BASED IN MINNEAPOLIS, U.S. BANCORP ASSET MANAGEMENT, INC., IS A SUBSIDIARY OF U.S. BANK NATIONAL ASSOCIATION. IT PROVIDES INVESTMENT MANAGEMENT SERVICES TO INDIVIDUALS AND INSTITUTIONS - INCLUDING CORPORATIONS, FOUNDATIONS, PENSION FUNDS, PUBLIC FUNDS AND RETIREMENT PLANS - AND HAS ASSETS UNDER MANAGEMENT OF MORE THAN $111 BILLION AS OF SEPTEMBER 30, 2002.

     U.S. BANCORP ASSET MANAGEMENT, INC., SERVES AS THE INVESTMENT ADVISER TO THE FUNDS. U.S. BANK NATIONAL ASSOCIATION IS A SEPARATE ENTITY AND WHOLLY-OWNED SUBSIDIARY OF U.S. BANCORP, THE EIGHTH-LARGEST FINANCIAL SERVICES HOLDING COMPANY IN THE UNITED STATES AND A LEADING PROVIDER OF COMPREHENSIVE BANKING, TRUST, INVESTMENT AND PAYMENT SYSTEMS PRODUCTS AND SERVICES. U.S. BANCORP IS THE PARENT COMPANY OF U.S. BANK NATIONAL ASSOCIATION.

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     Nondeposit investment products are not insured by the FDIC, are not deposits or other obligations of or guaranteed by U.S. Bank National Association or its affiliates, and involve investment risks, including possible loss of the principal amount invested.

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